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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FBL Marketing Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
(X) Broker-dealer ( ) Security-based swap dealer ( ) Major security-based swap participant
( ) Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

5400 University Avenue
(No. and Street)

West Des Moines, Iowa 50266
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mat Gleason	(515) 225-5556	Mat.Gleason@fbfs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut St, Suite 1700, Kansas City, MO 64106
(Address) (City) (State) (Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Mathew E. Gleason, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of FBL Marketing Services, LLC as of December 31, 2024, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHANNON GALLENBECK
COMMISSION NO. 796160
Iowa
COMM. EXPIRES 05/13/2025
NOTARIAL SEAL

Mathew E. Gleason
President

Notary Public

This filing contains:

(X) (a) Statement of Financial Condition
( ) (b) Notes to Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Notes to Financial Statements
(X) (h) Computation of Net Capital
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2
( ) (j) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3
( ) (m) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
(X) (q) An Oath or Affirmation
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
(X) (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
( ) (t) Independent public accountant's report based on an examination of the statement of financial condition
(X) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
(X) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable
( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
( ) (z) Other: ______

FBL Marketing Services, LLC

Financial Statements and
Supplemental Information

Year Ended December 31, 2024

Contents

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Managers
FBL Marketing Services, LLC
West Des Moines, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FBL Marketing Services, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Kansas City, Missouri
March 27, 2025

FBL Marketing Services, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents:

Cash	$	187,223
Short-term investments		2,077,633
		2,264,856
Accounts receivable		918,589
Due from Farm Bureau Life Insurance Company		6,321
Prepaid expense		306,438
Other assets		59,939
Total assets	$	3,556,143

Liabilities and members' equity

Due to FBL Financial Group, Inc.	$	365,483
Accounts payable and accrued expenses		711,538
Total liabilities		1,077,021
Members' equity:		
Series A member's equity		2,475,499
Series C member's equity		3,623
Total members' equity		2,479,122
Total liabilities and members' equity	$	3,556,143

See accompanying notes.

FBL Marketing Services, LLC

Statement of Operations

December 31, 2024

Revenues:		
Revenues from contracts with customers	$	9,685,428
Dividend and interest income		647,330
Other		839
Total revenues		10,333,597
Expenses:		
Regulatory fees and expenses		426,606
Professional service fee expenses		545,615
Salaries and related expenses		3,428,585
Commission and bonus expenses		5,065,417
Software expenses		703,008
Other operating expenses		1,239,604
Total expenses		11,408,835
Net loss	$	(1,075,238)

See accompanying notes.

FBL Marketing Services, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2024

	Series A Member's Equity	Series C Member's Equity (Deficit)	Total Members' Equity
Balance at January 1, 2024	$ 3,354,946	$ (10,641)	$ 3,344,305
Capital contributions	-	210,055	210,055
Net loss	(879,447)	(195,791)	(1,075,238)
Balance at December 31, 2024	$ 2,475,499	$ 3,623	$ 2,479,122

See accompanying notes.

FBL Marketing Services, LLC

Statement of Cash Flows

Year Ended December 31, 2024

Operating activities

Net loss	$ (1,075,238)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(202,323)
Due from Farm Bureau Life Insurance Company	121
Prepaid expense	(5,848)
Due to FBL Financial Group, Inc.	20,826
Accounts payable and accrued expenses	(2,142)
Other assets	25,913
Net cash used in operating activities	(1,238,691)

Financing Activities

Capital contributions	210,055
Net cash provided by financing activities	210,055
Decrease in cash and cash equivalents	(1,028,636)
Cash and cash equivalents at beginning of year	3,293,492
Cash and cash equivalents at end of year	$ 2,264,856

See accompanying notes.

Notes to Financial Statements

December 31, 2024

1. Significant Accounting Policies

Organization

FBL Marketing Services, LLC (the Company) engages in sales of debt and equity securities, retail mutual funds and variable universal life products issued by an unrelated insurance company. The Company also provides services associated with previously sold variable universal life and annuity products offered by Farm Bureau Life Insurance Company (Farm Bureau Life), which is a wholly owned subsidiary of FBL Financial Group, Inc., and other unaffiliated companies.

The Company has one Series A member, FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (collectively, the Members).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers investments in money market funds, where the underlying investments are of a short-term nature, to be cash equivalents.

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- **Level 1** – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.

- **Level 3** – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statement of financial condition at December 31, 2024 are in money market funds that are carried at cost, which approximates fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers into or out of Level 3 during 2024.

Subsequent Events

The Company has evaluated the financial statements for subsequent events through the date which the financial statements were issued. There were no events that occurred that were required to be recognized or disclosed in the financial statements.

2. Revenues from Contracts with Customers

The following table provides a disaggregation of revenue from contracts with customers by revenue type and a reconciliation to total revenues in the Statement of Operations:

Revenue	Year ended December 31, 2024
Asset-based fees	$ 4,799,633
Mutual fund and other securities sales commissions	3,011,979
Variable annuity and life insurance commissions	1,797,510
Registered representative fees	76,306
Total revenues from contracts with customers	9,685,428
Dividend and interest income	647,330
Other miscellaneous revenues	839
Revenues as included in the Statement of Operations	$ 10,333,597

The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

Asset-based fees
The Company has entered into agreements with several organizations to earn fees for servicing and distribution of retail mutual funds and mutual funds included in proprietary and unaffiliated variable products. The Company's performance obligations are the servicing of assets, including processing purchases and redemptions, advertising, and compensation for selling shares. The Company receives asset-based fees monthly or quarterly for satisfying the performance obligations, which are based on a percentage of net assets maintained. The Company does not recognize revenue for these fees until amounts are known as the related revenue is highly

uncertain and susceptible to factors outside of the Company's control. Such factors include market value of assets under management and the length of time investors hold their accounts.

Mutual fund and other securities sales commissions
The Company has entered into agreements with several organizations to sell mutual funds and other securities to its customers. The related performance obligation is the successful sale of mutual fund or security assets. The Company recognizes mutual fund and other securities sales commission revenue at the point in time the performance obligation has been satisfied, which is the trade date.

Variable annuity and life insurance commissions
The Company has agreements with Farm Bureau Life and other unaffiliated insurance companies to earn renewal commissions for servicing variable annuity and variable universal life insurance policies, which are closed blocks of business. The Company also has an agreement with an unrelated insurance company to sell and service variable universal life policies. The Company's performance obligations are for the initial sale of a policy and subsequent ongoing servicing of the policies. The Company receives consideration daily, weekly and monthly and recognizes revenue for these commissions when amounts are known. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

Registered representative fees
The Company has agreements with Farm Bureau Life and an unrelated insurance company to provide compliance, supervisory, and accounting services for a closed block of proprietary variable annuity and variable universal life insurance policies. The Company's performance obligations include those services for maintaining the policies. The Company receives registered representative fees monthly based on a percentage of renewal sales commissions paid to registered representatives. The Company does not recognize revenue for these fees until amounts are known as the revenue the Company will be entitled to is highly uncertain and susceptible to factors outside of the Company's control. Such factors include length of time policies remain active and the amount of additional premiums paid by the policyholder.

Costs to fulfill the contracts with customers include commissions paid to agents for sales and servicing of the related mutual fund assets and insurance products. These costs relate to performance obligations already satisfied and are expensed when incurred.

Receivables from contracts with customers were $861,271 at December 31, 2024 and were recorded in accounts receivable in the statement of financial condition.

3. Income Taxes

The Company has elected to treat each of its individual Series as a separate disregarded entity for federal and state income tax purposes. As such, the taxable income or loss of each Series is included in the income tax returns of its respective Member and the Company is not subject to entity-level federal or state income taxes.

4. Retirement and Compensation Plans

The Company participates with affiliates and an unaffiliated employer in a multiemployer defined benefit pension plan. The Company and affiliates have adopted a policy allocating their share of required contributions between themselves, generally on a basis of time incurred by the respective employees for each company. The Company's pension expense totaled $41,798 in 2024.

The Company participates with affiliates and unaffiliated employers in a 401(k) defined contribution plan which covers substantially all employees. Employee contributions are matched and certain employees receive an additional discretionary contribution. The Company and affiliates allocate these expenses in a manner consistent with pension expense discussed above. The Company's expense related to the plan aggregated to $217,597 in 2024.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had defined net capital of $1,491,258 which was $1,419,457 in excess of its required net capital of $71,801. The Company's aggregate indebtedness to net capital ratio was 0.72 to 1 at December 31, 2024. The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3.

6. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital per the Limited Liability Company Agreement for each associate Member is currently $50,000. Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory and required capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

7. Related-Party Transactions

The Company had entered into an agreement with Farm Bureau Life to sell variable universal life and variable annuity products. This agreement provides that Farm Bureau Life compensates the Company for all commissions paid to its registered representatives. Although registered representatives of the Company are no longer selling new business under this agreement, the Company continues to collect service fee commissions on renewal premiums associated with these policies. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. Under this agreement, revenues earned by the Company totaled $1,755,783 in 2024, of which the registered representative commission expenses totaled $1,594,180 in 2024.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis,

and management services to the Company. The Company incurred management fee expenses under this contract totaling $28,509 in 2024. General expenses consist primarily of salaries and related expenses, travel, and occupancy costs. These expenses are allocated from FBL Financial Group, Inc., to its affiliated companies on the basis of cost and time studies that are updated annually. Aggregate expenses incurred by the Company under this agreement were $5,886,189 in 2024.

8. Commitments and Contingencies

In the normal course of business, the Company may be involved in litigation in which damages are alleged that are substantially in excess of contractual policy benefits or certain other agreements.

During a routine examination by the Financial Industry Regulatory Authority (FINRA) in 2023, the examination team cited exceptions surrounding Regulation Best Interest, Form CRS, monitoring employees outside brokerage accounts, and supervision over these activities. These findings were subsequently forwarded to FINRA Enforcement in 2024. The Company responded with action items to address the exceptions and as of December 31, 2024, the enforcement action remains open. Though a loss is reasonably possible, a range of such penalties could not be estimated as of December 31, 2024.

The Company is not aware of any other claims threatened or pending against FBL Marketing Services, LLC for which a material loss is reasonably possible.

9. Segments

The Company functions as a single operating segment offering a variety of third party manufactured investment products as detailed in Note 1. The President of the Company acts as the Chief Operating Decision Maker. The President along with other members of the management team primarily rely on net income/loss as reflected in the Statement of Operations, as well as the capital position as reflected in the Statement of Financial Condition to make strategic and other operating decisions. Neither of these measures are tracked or monitored on an individual investment product basis.

Supplemental Information

FBL Marketing Services, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1

December 31, 2024

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 2,479,122
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			2,479,122
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			2,479,122
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 573,613		
2. Due from Farm Bureau Life Insurance Company	6,321		
3. Prepaid expenses	306,438		
4. Other assets	59,939	$ 946,311	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(946,311)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			1,532,811
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments		–	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		41,553	
D. Undue concentration		–	
E. Other		–	(41,553)
10. Net Capital			$ 1,491,258

FBL Marketing Services, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 (continued)

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 71,801
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		71,801
14. Excess net capital (line 10 less 13)		1,419,457
15. Net capital less greater of 10% of line 19 or 120% of line 12		1,383,556

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition			1,077,021
17. Add:			
A. Drafts for immediate credit	$	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited		–	
C. Other unrecorded amounts		–	–
19. Total aggregate indebtedness			1,077,021
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			72.22%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2024.

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Board of Managers
FBL Marketing Services, LLC
West Des Moines, Iowa

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) FBL Marketing Services, LLC (the "Company") claimed an exemption from 17 CFR §240.15c3-3 under the following provision of 17 CFR §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year, except as noted in Exhibit A to the exemption report.

We have also reviewed management's statements, included in the accompanying *Exemption Report*, in which the Company is also filing the *Exemption Report* because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as noted in Exhibit B to the exemption report.

The Company's management is responsible for compliance with the exemption provision, and for compliance with provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Forvis Mazars, LLP

Kansas City, Missouri
March 27, 2025

FBL Marketing Services, LLC
Exemption Report
January 1, 2024 through December 31, 2024

FBL Marketing Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (SEC) (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period of January 1, 2024 through December 31, 2024 except as described in Exhibit A.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described in Exhibit B.

I, Mathew E. Gleason, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

FBL Marketing Services, LLC

Mathew E. Gleason
President
3/27/2025

1

Exhibit A
FBL Marketing Services, LLC

There were 369 instances in which the Company failed to promptly transmit funds received during the period January 1, 2024 through December 31, 2024 related to 17 C.F.R. § 240.15c3-3(k)(2)(ii).

There are 329 instances included below where the Company relies upon a July 19, 2016 SEC No-Action Letter written by Michael Macchiaroli) that indicates FINRA will not recommend enforcement action if a broker/dealer fails to transmit a customer's check by noon the next business day after receipt if the purpose for holding the check is to complete broker/dealer account opening process in compliance with FINRA rules.

Delay in Transmitting Funds:

Date	# of Instances	Date	# of Instances
1/6/2024	2	3/21/2024	2
1/19/2024	1	3/25/2024	4
1/24/2024	2	3/26/2024	2
1/31/2024	2	4/1/2024	2
2/1/2024	3	4/2/2024	1
2/5/2024	3	4/4/2024	2
2/6/2024	2	4/5/2024	1
2/7/2024	2	4/8/2024	5
2/9/2024	1	4/11/2024	2
2/12/2024	3	4/12/2024	2
2/13/2024	4	4/15/2024	7
2/16/2024	5	4/16/2024	4
2/20/2024	21	4/17/2024	3
2/21/2024	1	4/18/2024	3
2/26/2024	2	4/19/2024	2
2/27/2024	1	4/22/2024	4
2/28/2024	1	4/29/2024	3
2/29/2024	4	4/30/2024	1
3/1/2024	2	5/1/2024	3
3/4/2024	4	5/3/2024	1
3/5/2024	1	5/6/2024	1
3/7/2024	1	5/8/2024	2
3/8/2024	1	5/9/2024	1
3/11/2024	2	5/10/2024	1
3/14/2024	2	5/13/2024	2
3/15/2024	1	5/14/2024	1
3/18/2024	4	5/17/2024	2
3/19/2024	1	5/20/2024	2

Delay in Transmitting Funds (continued):

Date	# of Instances	Date	# of Instances
5/22/2024	1	9/4/2024	2
5/23/2024	1	9/9/2024	2
5/24/2024	1	9/11/2024	1
5/28/2024	5	9/12/2024	1
5/29/2024	1	9/13/2024	1
5/30/2024	2	9/16/2024	3
6/3/2024	3	9/17/2024	1
6/7/2024	1	9/18/2024	1
6/10/2024	1	9/20/2024	2
6/12/2024	2	9/23/2024	1
6/13/2024	1	9/24/2024	1
6/17/2024	2	9/26/2024	1
6/18/2024	2	9/30/2024	4
6/19/2024	2	10/2/2024	2
6/20/2024	1	10/7/2024	5
6/21/2024	1	10/8/2024	1
6/24/2024	2	10/14/2024	1
6/28/2024	1	10/15/2024	4
7/1/2024	2	10/21/2024	3
7/5/2024	2	10/22/2024	1
7/10/2024	2	10/28/2024	2
7/19/2024	1	10/29/2024	1
7/22/2024	2	10/31/2024	2
7/24/2024	1	11/4/2024	2
7/26/2024	1	11/6/2024	1
7/29/2024	2	11/7/2024	1
7/30/2024	1	11/8/2024	3
7/31/2024	1	11/12/2024	1
8/6/2024	2	11/14/2024	2
8/8/2024	2	11/18/2024	4
8/12/2024	56	11/19/2024	2
8/13/2024	2	11/21/2024	1
8/15/2024	1	11/25/2024	2
8/16/2024	12	12/2/2024	5
8/19/2024	5	12/4/2024	1
8/22/2024	2	12/5/2024	2
8/26/2024	1	12/6/2024	2
9/3/2024	1	12/9/2024	3

Delay in Transmitting Funds (continued):

Date	# of Instances
12/11/2024	1
12/16/2024	6
12/18/2024	2
12/23/2024	2
12/26/2024	3
12/27/2024	4
12/30/2024	2
Total Instances	369

Exhibit B
FBL Marketing Services, LLC

There were 67 instances in which the Company failed to promptly transmit funds received during the period January 1, 2024 through December 31, 2024 related to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

There are 7 instances included below where the Company relies upon a July 19, 2016 SEC No-Action Letter written by Michael Macchiaroli) that indicates FINRA will not recommend enforcement action if a broker/dealer fails to transmit a customer's check by noon the next business day after receipt if the purpose for holding the check is to complete broker/dealer account opening process in compliance with FINRA rules.

Delay in Transmitting Funds:

Date	# of Instances	Date	# of Instances
1/8/2024	3	9/11/2024	1
1/16/2024	1	10/7/2024	1
1/18/2024	3	10/24/2024	1
1/25/2024	1	10/28/2024	1
2/9/2024	1	10/29/2024	2
2/12/2024	1	11/25/2024	1
2/20/2024	2	12/12/2024	1
2/26/2024	4	12/18/2024	1
3/4/2024	3	12/20/2024	1
3/7/2024	1	12/23/2024	2
3/11/2024	1	12/27/2024	2
3/19/2024	1	12/30/2024	2
4/16/2024	6	12/31/2024	3
4/18/2024	1	**Total Instances**	67
4/19/2024	1		
5/13/2024	1		
5/17/2024	1		
6/4/2024	4		
6/10/2024	3		
7/8/2024	1		
7/29/2024	1		
8/6/2024	1		
8/23/2024	1		
8/27/2024	1		
8/30/2024	1		
9/3/2024	1		
9/9/2024	2		